18005098

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SEC Mail Processing Received FEB 28 2018 WASHINGTON

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-32775

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Inland Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 Butterfield Road
(No. and Street)

Oak Brook	IL	60189
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Catherine L. Lynch 630-218-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EO

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OATH OR AFFIRMATION

I, Catherine L. Lynch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Inland Securities Corporation, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY J PECHOUS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:11/13/18

Mary J. Pechous
Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Inland Securities Corporation

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Inland Securities Corporation (the Company) as of December 31, 2017, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II, and III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 1991.

Chicago, Illinois
February 26, 2018

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Financial Condition

December 31, 2017

Assets

Cash and cash equivalents	$	5,900,568
Commissions receivable		256,250
Accounts receivable		3,220
Current income tax receivable		209,819
Fixed assets (net)		69,532
Total assets	$	6,439,389

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,516,894
Accounts payable and accrued expenses		793,834
Total liabilities		2,310,728
Stockholder's equity (note 2):		
Common stock, $0.01 par value. Authorized 10,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		37,902,253
Retained deficit		(33,773,602)
Total stockholder's equity		4,128,661
Total liabilities and stockholder's equity	$	6,439,389

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Operations

Year ended December 31, 2017

Revenues:		
Commissions (note 3)	$	44,631,795
Interest and other income		99,498
Total revenues		44,731,293
Expenses:		
Commissions		38,307,161
Employee compensation and benefits		9,475,201
Other operating expenses		6,088,719
Total expenses		53,871,081
Loss before income tax benefit		(9,139,788)
Income tax benefit		3,585,108
Net loss	$	(5,554,680)

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Stockholder's Equity

Year ended December 31, 2017

		Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2016	$	10	29,402,253	(28,218,922)	1,183,341
Capital contributions		—	8,500,000	—	8,500,000
Net loss		—	—	(5,554,680)	(5,554,680)
Balance at December 31, 2017	$	10	37,902,253	(33,773,602)	4,128,661

See accompanying notes to financial statements.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Statement of Cash Flows

Year ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(5,554,680)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		25,818
Changes in assets and liabilities:		
Current income tax receivable		114,893
Commissions receivable		63,347
Accounts receivable		55,698
Commissions payable		963,411
Accounts payable and accrued expenses		112,985
Net cash used in operating activities		(4,218,528)
Cash flows from investing activity:		
Purchase of fixed assets		(23,941)
Net cash used in investing activity		(23,941)
Cash flows from financing activity:		
Capital contributions		8,500,000
Net cash provided by financing activity		8,500,000
Net increase in cash and cash equivalents		4,257,531
Cash and cash equivalents at beginning of year		1,643,037
Cash and cash equivalents at end of year	$	5,900,568
Supplemental disclosure:		
Amounts received pursuant to the Company's tax sharing agreement	$	3,700,000

See accompanying notes to financial statements.

(1) General Information and Summary of Significant Accounting Policies

Inland Securities Corporation (the Company) is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. Inland Real Estate Investment Corp. (IREIC), as the sole stockholder, is committed to funding cash flow needs of the Company in the normal course of business. The Inland Group, Inc. (Inland) is the ultimate parent.

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual amounts could subsequently differ from such estimates.

A description of significant accounting policies is as follows:

(a) Commissions

In connection with the marketing of investment programs, commissions are based upon a percentage of a third-party investment in the related interest. For financial reporting and income tax purposes, these commissions are earned and the related expense is incurred at the time the third-party investment is accepted by the offering party. Commissions from the sale of private placement interests totaled $41,145,611, which includes selling commissions, dealer fees for coordinating the marketing of the interests, placement agent fees, and reimbursement of organization and offering expenses, all of which are earned at the time of the sale of the interest and are a percentage of the gross cash proceeds of the sale of the interests. Commission from the sale of share of public offerings totaled $3,486,184, which includes selling commissions, dealer manager fees, and distribution and stockholder servicing fees, all of which are earned at the time of the sale of the interests and are a percentage of the gross cash proceeds of the sale of the interests.

(b) Cash and Cash Equivalents

For purposes of reporting cash flows, the Company considers all investments with an original maturity of three months or less to be a cash equivalent.

(c) Income Taxes

The Company is included in the consolidated federal and combined unitary state income tax returns of Inland.

Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax

assets and liabilities of a change in tax rate is recognized in income in the period that includes the enactment date.

(2) Recently Issued Accounting Pronouncements

In May 2014, ASU 2014-09, Revenue from Contracts with Customers, Topic 606, was issued, which provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also provides guidance on accounting for certain contract costs and requires new disclosures. The standard is effective for annual reporting periods beginning after December 15, 2017.

Based on our evaluation, we expect to adopt the new standard using the modified retrospective approach, with a cumulative effect adjustment to opening retained earnings. Our implementation efforts include identifying revenues and costs within the scope of the standard, reviewing contracts and documenting policies under the new standard. As a result of our analysis, we identified potential changes to our existing revenue recognition accounting policies. Based on our implementation efforts to date, we expect that we will be required to change our current presentation of certain costs from a gross presentation to a net presentation within commissions revenue, particularly with respect to commissions revenues that are fully reallowed as commissions expense to a third party broker dealer under the contractual terms of our agreements. We expect the adoption will not have a material impact on net income on the statement of operations or stockholder's equity on the statement of financial condition.

(3) Net Capital Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. At December 31, 2017, the Company had net capital and minimum net capital requirements of $3,677,021 and $154,049, respectively. At December 31, 2017, the Company's ratio of aggregate indebtedness to net capital was approximately .63 to 1.

(4) Related-Party Transactions

Commission income of $44,631,795 was derived from the sale of interests in investment programs in which IREIC's wholly owned subsidiaries are the advisor or asset manager. As of December 31, 2017, accounts receivable related to this income amounted to $256,250.

The Company is charged direct costs for specific legal, payroll processing, information technology services, marketing, and certain other administrative services performed by administrative departments of Inland. Such amounts totaled $1,231,009 for the year ended December 31, 2017 and are included in other operating expenses. As of December 31, 2017, accounts payable related to these direct costs amounted to $109,303. In addition, the Company paid rent to IREIC of approximately $107,520 for the year ended December 31, 2017. In the opinion of management, the aforementioned administrative costs and rent are believed to be reasonable; however, it is not necessarily indicative of the expense the Company may have incurred on its own account.

(5) Income Taxes

The Company is party to a tax-sharing agreement between Inland and IREIC, which provides that income tax expense or benefit be reflected on a separate company basis. The Company recorded a $3,585,108 income tax benefit for the year ended December 31, 2017. At the beginning of the year, the Company had an income tax receivable from IREIC of $324,711 relating to the unreimbursed income tax benefits for the year ending December 31, 2017. The Company received a $3,700,000 payment from IREIC representing payment by IREIC of the aforementioned $324,711 and available current tax benefit of $3,375,289. The remaining income tax benefits provided by the Company that were not paid in the amount of $209,819 were recorded as a current income tax receivable as of December 31, 2017. The income tax benefit for the year ended December 31, 2017 was computed by applying an estimated combined tax rate of 40.04% to pretax loss, exclusive of permanent differences, for the period from January 1, 2017 through June 30, 2017 and 41.18% to pretax loss, exclusive of permanent differences, from July 1, 2017 through December 31, 2017. The change in combined rate is the result of an increase in the Illinois state income tax rate, effective July 1, 2017. Income tax benefit from operations for the year ended December 31, 2017 differs from "expected" tax benefit (computed by applying the U.S. federal income tax rate of 35% for the year ended December 31, 2017, to pretax loss) principally due to the effect of state and local income taxes (net of federal benefit and permanent differences).

On December 22, 2017, President Trump signed into law H.R. 1, informally titled the Tax Cuts and Jobs Act (the "Tax Act" or "Act"). The Tax Act makes major changes to the Income Tax Code, including several provisions of the Code that may affect the Company. The most significant of these provisions is the reduction in the maximum corporate income tax rate from 35% to 21% for taxable years beginning on or after January 1, 2018.

(6) Subsequent Events

Subsequent events were evaluated through February 26, 2018, the date on which the financial statements were issued, and the Company determined that there are no items to account for or disclose.

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2017

Stockholder's equity	$	4,128,661
Deductions:		
Nonallowable assets:		
Commissions receivable		169,069
Current income tax asset		209,819
Other assets		72,752
Total deductions		451,640
Net capital		3,677,021
Minimum net capital required to be maintained (greater of $5,000 or 6-2/3% of aggregate indebtedness)		154,049
Excess net capital	$	3,522,972
Aggregate indebtedness – total liabilities	$	2,310,728
Ratio of aggregate indebtedness to net capital		0.63

A reconciliation is not necessary pursuant to Rule 17a-5(d)(4) as no material differences exist between the computations made by the independent auditor based on the audited financial statements and the broker-dealer's unaudited Form X-17A-5 IIA filing.

See accompanying report of independent registered public accounting firm.

INLAND SECURITIES CORPORATION

(Wholly Owned by Inland Real Estate Investment Corp.)

Computation for Determination of Customer Reserve Requirements and
PAB Accounts Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

Schedule III

INLAND SECURITIES CORPORATION
(Wholly Owned by Inland Real Estate Investment Corp.)

Information Related to Possession or Control Requirements under
Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2017

The Company claims exemption for the provision of Rule 15c3-3 of the Securities Exchange Act of 1934 pursuant to Section (k)(2)(i) of the Rule.

See accompanying report of independent registered public accounting firm.

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
Inland Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2017, which were agreed to by Inland Securities Corporation (the Company) and SIPC, solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, a copy of the check, and the bank statement, and noted no differences
2. Compared the Total Revenue amount reported on the Annual Audited Form X-17A-5 Part III for the year ended December 31, 2017, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, and noted no difference;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and the FOCUS Summary working papers, and noted no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments, and noted no differences; and
5. Compared the amount of any overpayment applied to the current assessment with Form SIPC-7 on which it was originally computed, and noted no difference.

We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

KPMG

This report is intended solely for the information and use of the specified parties referred to in the first paragraph of this report, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Chicago, Illinois
February 26, 2018